tns

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Patricia.Thompson@tns-global.com
Patricia Thompson
Assistant to the Company Secretariat

RECEIVED
SEC MAIL PROCESSING SECTION
JAN 29 2007
WASH. D.C.
186

07020665

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

24th January 2007

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc – Company No 00912624:

1. Taylor Nelson Sofres plc (TNS): notification from Baillie Gifford & Co,

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and faxing it to the Company and marking if for the attention of **Judith George**.

Yours faithfully

PROCESSED

FEB 01 2007

THOMSON
FINANCIAL

Patricia Thompson

Dlw 1/30

Patricia Thompson

Enc.

s:\companysecretarial\companysecretarial070101\plc\letters\template - (securities & exchange commission) 070124.doc

'SEC announcements/ADR's'

Taylor Nelson Sofres plc (TNS) has received notification from Baillie Gifford & Co, in respect of the Ordinary 5p shares in the Capital of the Company over which they hold voting rights. The notification is in accordance with the Transparency Directive's new requirements for disclosure of major shareholdings.

The notification stated that they have an interest in 23,072,347 Ordinary 5p shares in the Capital of the Company in respect of voting rights, constituting 5.31% of the current issued share capital of the Company.

The notification was made on behalf of Baillie Gifford Overseas Limited, Baillie Gifford Life Limited and Baillie Gifford & Co Limited.

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:
TNS House, Westgate, London, W5 1UA